SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2003.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes          No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Convocation notice for the 113th ordinary general meeting of shareholders

2.	Resolution of the ordinary general meeting of shareholders

(Translation)

June 10, 2003

To: Shareholders

CONVOCATION NOTICE FOR

THE 113th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

Notice is hereby given that the 113th Ordinary General Meeting of Shareholders of the Company will be held as described hereunder. Your attendance is respectfully requested.

Date and Time:	10:00 a.m. on Thursday, June 26, 2003
Place:	Convention Hall of the Company
2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka

Matters for which the meeting is held:

Matters to be reported:

Balance sheet as of March 31, 2003 and the statement of operation and the business report for the 113th period (from April 1, 2002 to March 31, 2003).

Matters requiring resolutions:

1st Subject for Discussion:

Matters concerning the approval of proposed appropriation of unappropriated retained earnings for the 113th period.

2nd Subject for Discussion:

Matters concerning purchase of treasury stock.

Summary of the agenda is described in the referential materials for exercise of voting rights on pages 21.

3rd Subject for Discussion:

Matters concerning partial amendment to the Articles of Incorporation.

Summary of the agenda is described in the referential materials for exercise of voting rights on pages 21 and 24.

4th Subject for Discussion:

Matters concerning election of 10 directors.

5th Subject for Discussion:

Matters concerning election of 3 corporate auditors.

6th Subject for Discussion:

Matters concerning payment of retirement allowances to retiring directors and retiring corporate auditors.

If you are unable to attend the meeting, we cordially request that you study the referential materials annexed hereto, indicate your approval or disapproval of the proposals on the enclosed form of voting exercise card with your signature thereon and return it to us or exercise voting rights through Voting Rights Website (http://www.web54.net)

(Please look at page 29 “Exercise of Voting Rights using the Internet”)

When you attend the meeting, please present the enclosed form of voting exercise card at the reception desk of the meeting. When you exercise voting rights through Voting Rights Website, please use the Exercise of Voting Rights Code and temporary password written on the right of the voting exercise card.

Yours very truly,

Hatakake Daisuke

President and

Representative Director

KUBOTA CORPORATION

2-47, Shikitsuhigashi 1-chome

Naniwa-ku, Osaka

REFERENTIAL MATERIALS FOR THE MATTERS

TO BE REPORTED AND THE 1ST SUBJECT FOR DISCUSSION

Business Report for the 113th Period

(From April 1, 2002 to March 31, 2003)

1. Overview of Operations

(1) Business Results and Future Challenges

General Conditions

During the period under review, Japanese economy showed some indications of recovery such as brisk exports in the first half of the period. However consumption or capital expenditures remained sluggish. In the second half of the period, there were growing concerns over the future in Japanese economy because of worsening deflation, sharp falls of stock prices or uncertain situation in the world, and Japanese economic condition appeared to stagnate rapidly.

Under these difficult economic conditions, Kubota Corporation has been working earnestly to achieve favorable business result by pushing forward our structural reform “the Medium-Term Management Strategy”.

As for domestic sales, due to decreasing demand and a fall in product prices, sales in all business divisions decreased. However, export sales increased substantially centering around North America. As a result, the net sales of Kubota remained at the same level as the previous fiscal year, ¥672.4 billion.

At the profit level, due to the increase in operating income and improvement of non-operating income and expenses, the ordinary income increased to ¥26.7 billion by ¥2.7 billion compared with prior year. Kubota Corporation recognized a special gain related to the transfer to the government of the substitutional portion of the pension benefit obligation and related plan assets on an approval basis. However, due to the large valuation losses on marketable securities and those on the stocks of our subsidiaries, and special retirement allowance for the voluntary early retirement program ended March 2003, the bottom line became a net deficit of ¥8.2 billion.

Results by Product Group

In the Industrial & Material Systems Group, sales of ductile iron pipes, which are the mainstay of this division, were reduced compared with the previous fiscal year. This is because the domestic demand declined sharply, despite favorable exports to the countries in the Middle East.

Sales of Spiral-Welded Steel Pipes were flat, but sales of Polyvinyl Chloride Pipes were reduced, reflecting the sluggish demand from both the public and private sectors. Sales of Valves advanced, owing to the high level orders in the previous year. Sales of Industrial Materials declined because the domestic sales decreased, offset by increased exports. Overall, sales of this group were ¥165.0 billion, down by ¥6.8 billion from prior year.

In the Farm & Industrial Machinery Group, Kubota aggressively promoted sales by introducing new models of tractors with higher performance and price competitiveness although the market for farm equipment was lackluster influenced by the lower price of the crops and ongoing reduction in rice acreage. Accordingly, sales of farm equipment and engines increased compared with that of the previous fiscal year. As for exports, sales of tractors climbed thanks to the sales campaign in North America. Export of engines rose for original equipment manufacturers. Sales of construction machinery dipped because, in spite of much larger exports to North America, domestic sales fell by a reduction in public works spending. Sales of vending machinery and electric-equipped machinery decreased resulting from less capital expenditures by Japanese companies. In the end, sales of this group were ¥341.3 billion, up by ¥16.7 billion from prior year.

In the Environmental Engineering Group, sales in the Water & Sewage Engineering Division retreated due to the sluggish orders in previous fiscal year and the financial difficulties of local governments. Sales in Water Environmental Engineering Division increased by growth of new business field. Sales in Solid Waste Engineering Division were reduced sharply because orders for remodeling of incinerators to prevent dioxins from being generated settles. Sales of Pumps kept the same level as prior year and expanded market share, despite the decreasing demands of public works spending. As a whole, sales of this group were ¥117.8 billion, down by ¥9.2 billion compared with previous fiscal year.

In Housing Materials & Utilities Group, although the Company promoted to sell new models and aimed to expand its market share, sales of roofing materials shrank through the harsh competition against western type roofing materials under the slowdown of new housing starts. On the other hand sales of siding materials remained at the same level as previous fiscal year, by the promotion of new models and strengthening of its products line-up. Sales of Johkasou Systems increased compared with the previous fiscal year, because the company introduced new business organization which stuck to the sales region and planned to expand market share by the introduction of new models despite the decline in demand. As a result, total sales of this group were ¥48.1 billion, down by ¥0.8 billion from prior year.

Capital expenditures

During the year, total capital expenditure by the Company amounted to ¥15.9 billion. These funds were allocated mainly for rationalizing production facilities.

Financing

During the year, the Company didn’t depend on debt for its capital expenditures.

Future Challenges

Looking ahead, private consumption and capital expenditures in Japan will be sluggish and public works spending will decrease negatively affected by the higher unemployment rate, lower income or other sluggish economic factors.

The world economy will also remain uncertain, for U.S. economy, which supports the world economy, started to show the signs of uncertainty. Accordingly the condition surrounding Japanese economy is expected to be as harsh as it is with an unclear future.

To overcome this harsh environment, and to achieve favorable business results and sustainable development, Kubota is determined to make steady progress with “Reforming the business and income structure”, “Reforming the organization” and “Finance strategy”, which are the main points of our “Medium-Term Management Strategy.” Concerning “Reforming the business and income structure”, Kubota grapples with improving the profitability of the public sector through emphasizing raising profitability of current businesses, while fortifying periphery businesses and establishing new businesses. In terms of “Reforming the organization”, as we’ve been committing, Kubota has tried to build a new management system whereby each business division operates as if it were an independent entity, to streamline the corporate staff department, and to implement the new program for human resources management emphasized on individual achievements. In addition, as for “the Finance strategy”, Kubota resolved to trim the interest-bearing debt by the reduction of inventory and effective capital expenditure.

In closing, we ask our shareholders for their continued support and encouragement.

Net Sales by Product Group

	Net sales (In billions of yen)	Percentage of previous period	Percentage of total sales
Industrial & Material Systems Group	165.0	96.0%	24.5%
Farm & Industrial Machinery Group	341.3	105.2	50.8
Environmental Engineering Group	117.8	92.7	17.5
Housing Materials & Utilities Group	48.1	98.4	7.2

Total	672.4	100.0	100.0

Note

The Industrial & Material Systems Group was instituted by the integration of Pipe & Fluid Systems Engineering Group and Materials Group on September 1, 2002.

(2) Financial Highlights

(1)	Results by Situation of Consolidation

Overview of certain consolidated financial statement information of the Company is as follows:

Year (period)	2000 (110 th)	2001 (111 th)	2002 (112 th)	2003 (113 th)
Net Sales (in billion of yen)	974.5	984.7	965.7	926.1
Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income (loss) of affiliated companies (in billion of yen)	25.0	60.7	28.6	6.1
Net Income (in billion of yen)	16.4	9.7	9.5	(8.0)
Net Income per share (in Yen)	11.65	6.95	6.78	(5.84)
Total assets (in billion of yen)	1,320.6	1,290.7	1,200.1	1,139.0
Shareholders’ equity (in billion of yen)	449.6	434.9	394.9	315.4
Shareholders’ equity per share (in Yen)	318.98	308.54	284.07	234.45

Notes

1.	The mark of triangle indicates deficit.

2.	The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

The numerical value for the prior period have been reclassified to conform to the presentation for 113th period.

(2)	Results by Situation of Non Consolidation

Year (period)	2000 (110 th)	2001 (111 th)	2002 (112 th)	2003 (113 th)
Net Sales (in billion of yen)	736.3	704.4	672.5	672.4
Ordinary income (in billion of yen)	23.0	30.7	23.9	26.7
Net income (in billion of yen)	13.9	(34.9)	0.1	(8.2)
Net income per share (in Yen)	9.91	(24.79)	0.09	(6.03)
Total assets (in billion of yen)	947.4	998.6	943.2	858.8
Shareholders’ equity (in billion of yen)	407.6	418.8	371.7	329.1
Shareholders’ equity per share	289.17	297.12	267.26	244.48
(in Yen)

Notes

1.	The mark of triangle indicates deficit.

2.	Net income per share is calculated based on the weighted average number of outstanding common shares for the period. Shareholders’ equity per share is calculated based on number of outstanding common shares at the end of the period. Since prior year, these per share amounts has been calculated after deducting the number of treasury stock.

During the 111th period, despite increases of domestic sales in the Materials Group and the Farm & Industrial Machinery Group; the sales of other groups and export sales to North America declined sharply. As a result, net sales decreased. As for the profit, the ordinary income increased due to such countermeasures as reductions in personnel cost, general administrative expenses, cost of sales and an improvement of the capital efficiency. However despite those efforts a net loss was recorded during the period, primarily because of the recognition of a net employee benefit trust obligation due to the introduction of a new accounting standard and the appraisal loss on stock of subsidiaries.

During the 112th period, despite increases of domestic sales in the Environmental Engineering Group; the sales of other groups including Pipe & Fluid Systems Engineering Group and export sales to EU or North America declined sharply. As a result, by sharp reduction of sales, net sales under review were 672.5 billion, down by ¥31.8 billion compared with prior year. Ordinary income was ¥23.9 billion, down by ¥6.7 billion compared with prior year. By such extraordinary losses as the loss from disposition of subsidiaries, mainly attributed to transfer of shares of Kubota House Co., Ltd, net income was 0.1 billion.

Performance during the 113th period is described in item (1) of this section

2. Operations of the Company (as of March 31, 2003)

(1) Main Line of Business

Industrial & Material Systems Group

Ductile Iron Pipe, FW (Filament Winding) Pipe, Spiral Welded Steel Pipe (Steel Pipe Pile, Steel Pipe Sheet Pile), Preinsulated Pipe, Plastic Pipe (Unplasticized Polyvinyl Chloride Pipe, Polyethylene Pipe, various kinds of Plastic Pipe, Plastic Lining Steel Pipe, Plastic Valves), Valves (for water supply, sewage system, electric power, gas, petrochemical plant and other industrial plant use)

Industrial Materials (Reformer Tubes, Cargo Oil Pipe, Suction Roll Shells for the paper industry, Cast Steel Products, Rolls for Steel Mills, Castings for engines, Ceramics, TXAX (friction materials), G-Columns, G-Pile, Ductile Tunnel Segment, Cast-iron Soil Pipe

Farm & Industrial Machinery Group

Farm Equipment (Tractors, Tillers, Power Tillers, Combine Harvesters, Reaper Binders, Harvesters, Rice Transplanters), Ancillary Tools and Implements for Agriculture (Implements, Attachments, Rice Dryers, Vegetable Transplanters, Vegetable Harvesters, Multipurpose Warehouse, Cleaning and Vending Machines for Rice, Small Auto-trucks for agricultural use, Electric Scooter, Automatic Rice Cooker and other equipment for agricultural use), Farm Facilities (Cooperative Facilities for rice drying and rice seedling, Rice Mill Plant, Dairy and Stock Raising Facilities, Gardening Facilities, Cooperative separating facilities for fruits and vegetables), Outdoor Power Equipment (Lawn and Garden Equipment, Lawn Mower), Engines (for farming, construction and industrial machinery and generators), Construction Machinery (Mini Excavators, Wheel Loaders, Carriers, Tractor Shovels, Welders, Generators and other construction machinery related products), Vending Machines (for drinks, tobaccos, tickets), Electronic Equipped Machinery (Scales, Weighing and Measuring Control System and CAD Systems), Air-conditioning Equipment, Photovoltanic Roofing, Foundry Plant Engineering,

Environmental Engineering Group

Water and Sewage Engineering Plant (Sewage Treatment Plants, Sewage Sludge Incineration and Melting Plants, Water Purification Facilities), Water Environmental Engineering Plant (Night-soil Treatment Plants, Submerged Membrane System for Night-soil and Wastewater Purification, Landfill Leachate Treatment Facilities, Soil Remediation Plants, Industrial Wastewater Treatment Plants, Livestock Wastes Treatment Plants, Food Wastes Treatment Plants), Solid Waste Engineering Plant (Refuse Incineration and Melting Plants, Industrial Waste Treatment Plants, Waste Pulverizing Plants, Waste Recycling Plants, Crushing Plants, Grinding Mills), Pumps (for water works, drainage, pressure, fire extinguisher and other use, Fountains, Mini Turbines, Irrigation and Water Supply Systems, Wastewater Treatment Facilities for Farming Communities)

Housing Materials & Utilities Group

Roofing Materials (Colored Cement Roofing Materials (“UrbanyGlassa”, “GracenoteGlassa”, “ZalfGlassa”, “SuperiorlGrande”, “MutoiseNEO”, “SuperiorlNEO”, “SavoryNEO” and “ColonialNEO”), and other roofing materials), Cement Siding Materials (“Excellage” “Ceradir” “Z-Tex”,), Dual-Use Johkasou Systems (Septic Tanks) and Bathtubs.

(2) Main Offices and Factories

	Name	Location
Offices	Head Office	Osaka-shi
	Tokyo Office	Chuo-ku, Tokyo
	Hokkaido Regional Office	Sapporo-shi
	Tohoku Regional Office	Sendai-shi
	Chubu Regional Office	Nagoya-shi
	Chugoku Regional Office	Hiroshima-shi
	Shikoku Regional Office	Takamatsu-shi
	Kyushu Regional Office	Fukuoka-shi
	Hanshin Office	Amagasaki-shi
	Kyuhoji Business Center	Yao-shi
	Farm & Industrial Machinery Sapporo	Sapporo-shi
	Farm & Industrial Machinery Higashi-Nihon	Saitama-shi
	Farm & Industrial Machinery Nishi-Nihon	Sakai-shi
	Farm & Industrial Machinery Fukuoka	Fukuoka-shi
	Yokohama Branch	Yokohama-shi
Factories	Mukogawa Plant	Amagasaki-shi
	Keiyo Plant	Funabashi-shi&Ichikawa-shi
	Sakai P.V.C. Pipe Plant	Sakai-shi
	Odawara Plant	Odawara-shi
	Shiga Plant	Kouga-gun, Shiga-ken
	Kashima Plant	Kashima-gun, Ibaraki-ken
	Ohama Plant	Sakai-shi
	Okajima Plant	Osaka-shi
	Amagasaki Plant	Amagasaki-shi
	Sakai Plant	Sakai-shi
	Utsunomiya Plant	Utsunomiya-shi
	Tsukuba Plant	Tsukuba-gun, Ibaraki-ken
	Sakai-Rinkai Plant	Sakai-shi
	Hirakata Plant	Hirakata-shi
	Ryugasaki Plant	Ryugasaki-shi

Note:	Mukogawa Plant was integrated with Amagasaki Plant and was named Hanshin Plant on April 1, 2003

(3) Employees (excluding temporary employees)

	Number of employees	Change from previous period	Average age	Average years of service
Total/Average	12,451	(705)	41.2	19.8

(4) Stock Data

(1)Number of Authorized Common Shares	2,000,000,000
(2)Number of Common Shares Outstanding	1,409,808,978
(3)Number of Shareholders	59,446
(4)Principal Shareholders (Top 10)

	(Thousands of shares)
Name	Number of Shares(*1)	% of voting shares	Kubota’s holding(*2)%
Nippon Mutual Life Insurance Company	110,530	8.25	—	—
Japan Trustee Services Bank, Ltd	97,017	7.24	—	—
Trust & Custody Servises Bank, Ltd as Trustee for FUJI BANK, LIMITED Retirement Benefit Trust Account re-entrusted by Mizuho Trust and Banking Co., Ltd	69,240	5.16	—	—
The Meiji Mutual Life Insurance Company	67,841	5.06	—	—
The Master Trust Bank of Japan,Ltd.	55,221	4.12	—	—
The Dai-ichi Mutual Life Insurance Company	49,386	3.68	—	—
Sumitomo Mitsui Banking Corporation	48,240	3.60	—	—
Kubota Fund (Employees Stock Ownership Plan)	40,838	3.04	—	—
Mitsui Asset Trust and Banking Company, Limited	35,903	2.68	—	—
Sumitomo Life Insurance Company	34,812	2.59	—	—

(*1)	The number of Kubota’s common shares owned by the above-listed shareholders.
(*2)	The number of common shares of the above-listed shareholders owned by Kubota.

Notes:

Kubota is not including it to the above large shareholder, although it is possessing a treasury stocks 63,713,589 stock.

(5) Purchase, Sale and Possession of treasury stock

1.	Purchased stock

Purchases pursuant to resolution of the Board of Directors based on Law on Special Exceptions to the Commercial Code Concerning Procedures for Cancellation of Shares and the Articles of Incorporation:

The number of shares acquired: 614,000

The amount of shares acquired: ¥233,541,000

Acquisition based on the regular time general meeting of stockholders resolution by the provision of commercial code Article 210

The number of shares acquired: 43,916,000

The amount of shares acquired: ¥14,641,001,000

Acquisition of shares less than the minimum unit

The number of shares acquired: 441,757

The amount of shares acquired: ¥141,073,488

2.	Sold stock:

The number of shares sold: None

The amount of shares sold: None

3.	Retired Stock:

None

4.	Possession of stock at the end of the period:

The number of shares: 63,713,589

(5) Situation of Consolidation

(1) Situation of Important Subsidiaries

Name	Common stock	% of Voting Shares	Major operations
Kubota Construction Co., Ltd.	¥1.0 billion	100.0	Design and construction of water supply systems, sewage systems, pipe laying and civil engineering

Kubota Credit Co., Ltd.	¥0.3 billion	51.2 13.6*	Financing to purchasers of farm equipment, construction machinery and related products in Japan

Kubota Lease Corporation	¥0.05 billion	100.0	Maintenance lease of automobile and forklift. Finance lease of facilities, machinery, OA equipment, vending machines and other equipment

Kubota Maison Co., Ltd	¥4.8 billion	100.0	Development and sales of the Condominium, Sales and lease of real estate.

Kubota U.S.A., Inc.	US$167 million	100.0	Administration of subsidiaries in the U.S.A.

Kubota Tractor Corporation	US$ 37 million	90.0*	Sales of tractors, small-sized construction machinery and other machinery in the U.S.A

Kubota Credit Corporation, U.S.A.	US$ 8 million	10.0 90.0*	Financing to purchasers of tractors and related products in the U.S.A.

Kubota Manufacturing of America Corporation	US$ 10 million	100.0*	Manufacturing and sales of tractors and implements

Kubota Engine America Corporation	US$ 10 million	90.0*	Sales, engineering and after-sales services of engines, engine parts, and engine accessories

Kubota Canada Ltd.	Can$ 6 million	80.0	Sales of tractors, engines, small-sized construction machinery in Canada

Kubota Metal Corporation	Can$15 million	100.0	Manufacturing and sales of cast steel products in North America, mainly in Canada

Kubota Europe S.A.S.	EUR 11 million	73.8	Sales of tractors, tillers, engines and small-sized construction machinery in Europe, mainly in France

Kubota Baumaschinen GmbH	EUR 14 million	100.0	Manufacturing and sale of small-sized construction machinery in Europe, mainly in Germany

Kubota (Deutschland) GmbH	EUR 3 million	80.0	Sales of tractors, engines, small-sized construction machinery and other machinery in Germany

Kubota (U.K.) Limited.	£2 million	60.0	Sales of tractors, tillers, engines small-sized construction machinery and other machinery in England and Ireland

* Indirect holding

Note

Kubota transferred shares of Kubota Lease Corporation to Sumisho Auto Leasing Corporation on April 1, 2003.

The number of consolidated subsidiaries is 118 (including the above-listed 15), a decrease of 1 subsidiary from the previous period. The number of companies in which Kubota’s investments are accounted for by the equity method on its consolidated financial statements is 47, a decrease of 3 from the previous period.

Consolidated net sales for the 113th period amounted to ¥926.1 billion.

(Consolidated net sales for the 112th period amounted to ¥965.7billion.)

Consolidated net deficit for the 113th period amounted to ¥8.0 billion.

(Consolidated net income for the 112th period amounted to ¥9.5 billion.)

The consolidated financial statements of the Companyhave been prepared in accordance with accounting principles generally accepted in the United States ofAmerica.

(6) Principal Creditors

Name	Balance of the loan (In billions of yen)	Number of Kubota’s common shares owned by the creditor (In thousands)
Mizuho Corporate Bank, Ltd	¥30.0	13,148
Sumitomo Mitsui Banking Corporation	¥25.0	48,240

(7) Directors and Corporate Auditors

Abbreviation of Titles and Responsibilities:

C = Chairman, VC = Vice Chairman, RD = Representative Director, P = President, EVP = Executive Vice President, EMD = Executive Managing Director, MD = Managing Director, D = Director, CA = Corporate Auditor, GM = General Manager.

Title	Name	Responsibilities and principal position
C&RD	Osamu Okamoto

P&RD	Yoshikuni Dobashi

EMD &RD	Takeshi Oka	Tokyo Office,GM of Environmental Control Plant Consolidated Division

EMD	Tomomi Soh	GM of Industrial & Material Systems Consolidated Division

EMD	Mikio Kinoshita	GM of Farm & Industrial Machinery Consolidated Division, GM of Tractor Division

MD	Tatsuo Arata	GM of Technology Development Headquarters, GM of Hanshin Office

MD	Masakatsu Yamamoto	Manufacturing Planning & Promotion Dept., Corporate Information Technology Dept., Environmental Protection and Health & Safety Promotion Dept.

MD	Okihiro Asada	GM of Ductile Iron Pipe Division

MD	Tsuyoshi Hayashi	Construction Machinery Division, GM of Manufacturing Headquarters of Farm & Industrial Machinery Consolidated Division

MD	Yoji Okihara	Air Condition Equipment Division, Tokyo Administration Dept., GM of Tokyo Office

MD	Tadahiko Kinoshita	GM of Housing Materials & Utilities Consolidated Division, GM of Housing & Building Materials Division

MD	Daisuke Hatakake	Corporate Planning & Control Dept., Finance & Accounting Dept., PV Business Planning & Promotion Dept., GM of Corporate Compliance Headquarters

MD	Masatake Matsui	GM of Materials Division

MD	Akio Nishino	Deputy GM of Environmental Control Plant Consolidated Division, GM of Water Environmental Engineering Division

D	Koh Shimizu	Deputy GM of Environmental Control Plant Consolidated Division

D	Toshi Nakajima	GM of R&D Dept. of Ductile Iron Pipe Division

D	Masaru Ishiguro	General Affairs Dept., GM of Secretary & Public Relations Dept.

D	Akira Seike	Farm Facilities Division, GM of Sales Headquarters of Farm & Industrial Machinery Consolidated Division

D	ToshiyukiYotsumoto	GM of R & D Headquarters of Farm & Industrial Machinery Consolidated Division, GM of Hydraulic·Electronic Equipment & System Engineering Dept.

D	Tadahiko Urabe	GM of Plastic Pipe Division

D	Masateru Yoshikawa	GM of Manufacturing Headquarters of Ductile Iron Pipe Division

D	Yoshihiro Fujio	Personnel Dept., Environmental Protection and Health & Safety Promotion Dept. (assistant), GM of Head Office

D	Moriya Hayashi	GM of International Operations Headquarters of Farm & Industrial Machinery Consolidated Division, Deputy GM of Tractor Division

D *	Toshihiro Fukuda	Related Products Division, Deputy GM of Sales Headquarters of Farm & Industrial Machinery Consolidated Division

D *	Yasuo Masumoto	GM of Farm Machinery Division

CA	Masayoshi Fujita	Full-time

CA	Toshi Tanaka	Full-time

CA	Masamichi Nakahiro	Full-time

CA	Tohru Hirata

CA	Sunao Kobayashi

Notes: 1.	Messrs. Masayoshi Fujita, Tohru Hirata, Sunao Kobayashi are the outside corporate auditors as provided for in Paragraph 1, Article 18 of the “Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)” of Japan.

2.	Changes of Directors and Corporate Auditors during the fiscal year

(1)	Persons indicated by an asterisk (*) in the above table were newly elected at the 112th Ordinary General Meeting of Shareholders held on June 26, 2002 and assumed their offices.

(2)	Managing Director of the Company, namely Messrs. Mitsuo Iwanaga, Mitsuku Yamamoto, Toshio Kubo and Director, namely Mr. Nobuhiro Sakamoto retired at the conclusion of The 112th Ordinary General Meeting of Shareholders on June 26, 2002.

And Mr. Osamu Okamoto of Chairman and Representative Director and

Mr. Yoshikuni Dobashi of President and Representative Director resigned from office on March 31, 2003.

And in the same day, Mr. Takeshi Oka of Executive Managing Director and Representative Director resigned from office the position of the Representative.

Mr. Daisuke Hatakake of Managing Director became President and Representative Director on April 1, 2003.

And in the same day, both Mr. Tomomi Soh and Mr. Mikio Kinoshita of Executive Managing Director became Executive Vice President and Representative Director.

Both Mr. Tsuyoshi Hayashi and Mr. Tadahiko Kinoshita of Managing Directors became Executive Managing Directors.

5 Directors, namely Messrs. Masaru Ishiguro, Akira Seike, Toshiyuki Yotsumoto, Yoshihiro Fujio and Moriya Hayashi became Managing Directors.

Note: All figures in this Business Report have been rounded down.

Balance Sheet

as of March 31, 2003
(In millions of yen)
Current assets:	¥473,715
Cash and deposits	38,999
Trade notes receivable	63,235
Trade accounts receivable	224,006
Finished goods	38,087
Semi-finished goods	8,319
Work-in-process	17,164
Raw materials	6,501
Supplies	2,126
Prepaid expenses	1,719
Deferred tax assets	22,395
Short-term loans receivable	72,776
Other current assets	10,040
Allowance for doubtful receivables	(31,659)

Non current assets:	¥385,178
Property, plant and equipment, net of accumulated depreciation:	187,582
Buildings	49,361
Structures	7,416
Machinery and equipment	48,626
Transportation equipment	165
Tools, furniture and fixtures	6,646
Land	71,798
Construction in progress	3,567

Intangibles:	4,964
Patents	30
Leasehold rights	53
Facility utility rights	296
Software	4,583

Investments:	192,630
Investment securities	80,155
Stock investments in subsidiaries	40,191
Other investments	1,411
Other investments in subsidiaries	2,987
Long-term loans receivable	26,018
Long-term loans receivable from employees	15
Long-term prepaid expenses	589
Deferred tax assets	51,269
Other non-current assets	12,462
Allowance for doubtful receivables	(22,469)
Total assets	¥858,893

	as of March 31, 2003
	(In millions of yen)
Liabilities:	¥529,792
Current liabilities:	349,548
Trade notes payable	17,478
Trade accounts payable	142,654
Short-term borrowings	63,556
Current portion of bonds	20,000
Current portion of convertible debentures	29,756
Other accounts payable	13,259
Accrued income taxes	7,332
Accrued expenses	36,260
Advances received from customers	4,215
Deposits received	13,794
Reserve for warranty costs	1,080
Other current liabilities	159
Long-term liabilities:	180,244
Bonds	10,000
Convertible debentures	38,140
Long-term borrowings	66,444
Liabilities for severance payments to the employees	63,943
Liabilities for severance payments to the members of the board	1,078
Allowance for losses from guarantees of loans	619
Other long-term liabilities	19
Shareholders’ equity:	¥329,100
Common stock	78,156
Capital surplus	67,159
Additional paid-in capital	67,159
Retained earnings	194,134
Legal reserve	19,539
Voluntary reserve	181,968
Reserve for special depreciation	26
General reserve	181,942
Unappropriated retained deficit	7,373
[Net loss for the period]	[8,270	]
Appraisal gains on stocks	11,333
Treasury stock:	(21,682)
Total liabilities and shareholders’ equity	¥858,893

Statement of Income

(Year ended March 31, 2003)

		(In millions of yen)
Ordinary income and expenses
Operating income and expenses:
Revenue:
Sales	672,439	672,439
Cost and expenses:
Cost of sales	514,613
Selling, general and administrative expenses	129,513	644,126
Operating income		28,312
Non-operating income and expenses:
Non-operating income:
Interest	593
Dividends	5,403
Other	3,757	9,754
Non-operating expenses:
Interest	2,239
Other	9,077	11,316
Ordinary income		26,750
Extraordinary gain and loss
Extraordinary gain:
Gain on reversal of accrued retirement benefits from return of substituted portion of governmental welfare pension fund	8,608	8,608
Extraordinary loss:
Appraisal losses of the investment securities	24,094
Less from impairment of stock and other investment in subsidaries	17,760
Special retirement benefits	4,634	46,489
Loss before income taxes		11,130
Income Taxes:
Current	9,600
Deferred	(12,460)	(2,860)
Net loss		8,270
Unappropriated retained earnings carried forward		5,012
Interim dividends		4,115
Unappropriated retained deficit at end of the period		¥7,373

Proposed Appropriations of Unappropriated Retained Earnings

(In yen)
Unappropriated retained deficit at end of the period	7,373,573,160
Reversal of reserve for general reserve	16,000,000,000
Total	8,626,426,840
Proposed appropriations
Cash dividends (¥3.00 per share)	4,038,286,167
Transfer to reserve for special depreciation	9,523,045
Unappropriated retained earnings to be carried forward	4,578,617,628

Significant accounting policies

1.	Valuation of securities

Securities of subsidaries and associated companies are valued cost determined by the moving avarage method. Marketable securities are valued at their fair values, which are determined at fiscal year end. Unrealized holding gains and losses on marketable securities are excluded from earnings and are reported as a separate component of shareholders’ equity. Gains and losses on sales of marketable securities are computed based on the moving-average cost method. Non marketable securities are valued at cost, which is determined by the moving-average method.

2.	Valuation of inventories

Finished goods and work-in-process which are manufactured under specific production orders are stated at cost on the specific identification method. Other inventories are stated at cost determined by the moving average method.

3.	Depreciation of property, plant and equipment is computed using the declining-balance method.

4.	Allowance for doubtful receivables is stated in amounts considered to be appropriate based on the company’s past credit loss experience and an evaluation of potential losses in the receivables outstanding.

5.	Reserve for warrantly costs are computed to be applied to the voluntary repair cost of product on reslt of the past.

6.	Liabilities for severance payments to the employees are stated at an amount computed under an actuarial method. The amount is calculated as the projected benefit obligation and fair value of plan assets.

The unrealized prior service costs and actuarial loss are being amortized using the straight-line method over the participants’ average remaining service period. The actuarial gains and losses are being amortized using the declining-balance method over the same period. As a result of enactment of the “Defind Contribution Coroporate Pension Plan Law”, the company was approved by Minystry of the Health, Labor and Welfare for the exemption from the obligation for benefits related to future employee service under the substitutional portion on January 30, 2003.

The company has applied the provisional treatment under Clause 47-2 of “Practical Guidance for Accounting of Retirement Remuneration (Interim Report)” (Report No.13 of the Committee of Accounting System of Japanese Certified Public Accountants), and recognized the gain related to the transfer to the government of the substitutional portion of the benefit obligation and related plan assets on the approval date, January 30, 2003.

The company has recognized the special gain of 8,608 million yen, and has estimated the related plan assets amount of 91,948 million yen as of March 31, 2003.

7.	Liabilities for severance payments to the members of the board are stated at the amount that would be required if all members of the board retired at the balance sheet date. These liabilities are regulated by Article 287-2 of the Japanese Commercial Code.

8.	Allowance for losses from guarantees of loans is computed at the estimated losses relating to the guarantee rendered. This allowance is regulated by Article 287-2 of the Japanese Commercial Code.

9.	Consumption taxes receivable and payable are accounted for on the net of tax method.

10.	From this fiscal year, the Company adopted Accounting Standards Board Statement No.1 “Accouting Standards for the Company’s Own Share and the Withdrawal of Legal Reserve.” This adoption was not material to the earnings for this fiscal year.

The Company disclosed shareholders’ equity as of March 31, 2003 in the balance sheet in accordance with The Commercial Code Enforcement Regulation came into effect in April, 2002.

11.	From this fiscal year, the Company adopted Accounting Standards Board Statement No.2 “Accouting Standards for Earnings per Share” and Implementation Guidance for Application of Accounting Standards Board Statement No.4 “Implementation Guidance for application of Accounting Standards for Earnings per Share”.

These adoptions didin't affect the previous result.

Notes to Balance Sheet

1.	All figures are rounded down to the nearest million yen.
2.	Short-term receivables from subsidiaries	¥111,130 million
	Long-term receivables from subsidiaries	¥29,368 million
	Short-term payables to subsidiaries	¥27,392 million
	Long-term payables to subsidiaries	¥19 million
3.	Accumulated depreciation for property, plant and equipment	¥387,261 million
4.	In addition to the Property, Plant and Equipment on the balance sheet, the Company leases certain metal patterns for production use and computers and peripheral equipment under lease agreements.
5.	Major accounts in the assets and liabilities, denominated in foreign currencies
	Trade accounts receivable	US$ 201,768 thousand (¥24,252 million)
	Stock investments in subsidiaries	US$ 177,191 thousand (¥27,170 million)
6.	Assets collateralized
	Property, plant and equipment	¥132 million
7.	Notes discounted	¥1,711 million
	Loans guaranteed	¥8,858 million
8.	With regard to the sale of ductile iron straight pipe in Japan, the Company received a surcharged order of ¥7,072 million from the Fair Trade Commission based on the Anti-Monopoly Law on December 24, 1999. In an effort to appeal, the Company has filed a petition for the initiation of hearing procedures.
As a result of the decision to begin the procedures, afore-mentioned surcharge order had temporarily been suspended; however the hearing on the surcharge is again under progress.
9.	Net loss per share	¥6.03
10.	The restriction amount for dividends is regulated by the Article 290-1-6 of the Japanese Commercial Code.
The amount of net assets that increased due to the current price evaluation of marketable securities is 11,333 million yen.

Notes to Statement of Income

1.	All figures are rounded down to the nearest million yen.
2.	Transactions with subsidiaries:
	Sales to subsidiaries	¥94,324 million
	Purchases from subsidiaries	¥78,300 million
	Other transactions with subsidiaries	¥814 million

Note to Proposed Appropriations of Unappropriated Retained Earnings

1.	Interim dividends in the amount of ¥4,115,764,686 (¥3.00 per share) were paid on December 10, 2002.

INDEPENDENT AUDITORS’ REPORT

May 15, 2003

To the Board of Directors of Kubota Corporation

Tohmatsu & Co.

Representative Partner,

    Engagement Partner,

Certified Public Accountant:

    Nobuhide Doira

Representative Partner,

    Engagement Partner,

Certified Public Accountant:

    Seiichiro Azuma

Engagement Partner,

Certified Public Accountant:

    Koichiro Tsukuda

Pursuant to Article 2 of the “Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)” of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Kubota Corporation for the 113th fiscal year from April 1, 2002 to March 31, 2003. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company’s books of account.

These financial statements are the responsibility of the Company’s management.

Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1)	The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
(2)	The business report (with respect to accounting matters only) presents fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
(3)	The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and
(4)	The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript Copy of Audit Report of the Board of Corporate Auditors

(Translation)

AUDIT REPORT

In respect of the execution of duties of the Directors during the 113th fiscal period commenced on April 1,

2002 and ended on March 31, 2003, we, Board of Corporate Auditors, having been reported by each

Corporate Auditor on auditing method and the results thereof and following the discussion among us, have prepared this audit report and hereby report as follows:

1.	Summary of the auditing method employed by each Corporate Auditor:

Each Corporate Auditor has conducted its audit in accordance with the auditing policy and allotment of duties as determined by the Board of Corporate Auditors.

(1)	As for audit with respect to accounting, we have reviewed the accounting books and documents, examined the accounting statements and their supplemental schedules, heard from the independent public accountants of their plans and procedures of the audit, attended from time to time the performance by the independent public accountants of their audit, and requested their report on the results of their audit during and at the end of the fiscal period and at any other times whenever deemed necessary.

(2)	As for audit with respect to business operations (other than accounting), we have attended the meetings of the Board of Directors and other important meetings, received reports on the operations of the Company from the Directors and employees in charge of the operations, reviewed important documents including those requiring approval of the executives, inspected the operations and the financial conditions of the head office and other principal offices and plants, requested reports on the operations of the subsidiaries when necessary, and conducted such other investigations as we considered necessary.

(3)	As for competitive business by the Directors, transactions between the Company and the Directors, the free distribution of profits made by the Company, the extraordinary transactions between the Company and any of its subsidiaries or any shareholders, and the Company’s acquisition of its stock as treasury and disposal thereof, we have examined them in detail, in addition to our audit mentioned above, by inspecting the records of the related transactions held by relevant divisions, attending the meetings of the examination committee regarding expenditures, requesting such committee reports on each payment, as well as hearing from the persons concerned as we deemed necessary.

2.	Results of the audit:

(1)	We have found that the auditing method employed by Tohmatsu & Co., independent public accountants, and the results thereof are appropriate and sufficient.

(2)	We have found that the business report presents fairly the current position of the Company in conformity with applicable laws and regulations and the Articles of Incorporation.

(3)	In the light of the financial conditions of the Company and other circumstances, we have found that there is no matter to be remarked in the proposed appropriations of unappropriated retained earnings.

(4)	We have found that the supplemental schedules to the accounting statements present fairly the matters to be described therein and nothing has come to our attention which should be specifically noted herein.

(5)	With respect to the execution of duties of the Directors including those related to the Company’s subsidiaries, we have recognized no improper conduct nor any material breach of applicable laws and regulations and the Articles of Incorporation.

As for competitive business by the Directors, transactions between the Company and the Directors, the free distribution of profits made by the Company, the extraordinary transactions between the Company and any of its subsidiaries or any shareholders, and the Company’s acquisition of its stock as treasury and disposal thereof,

we have recognized no violation of duties by any Director.

May 21, 2003

The Board of Corporate Auditors

Kubota Corporation

Masayoshi Fujita

Standing Corporate Auditor

Toshi Tanaka

Standing Corporate Auditor

Masamichi Nakahiro

Standing Corporate Auditor

Tohru Hirata

Corporate Auditor

Sunao Kobayashi

Corporate Auditor

(Note)	Masayoshi Fujita, Standing Corporate Auditor, Tohru Hirata and Sunao Kobayashi, Corporate Auditor, are the outside corporate auditors as provided for in Paragraph 1, Article 18 of the “Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)” of Japan.

REFERENTIAL MATERIALS FOR EXERCISE OF VOTING RIGHTS

1.	Number of voting rights held by shareholders

1,339,384

2.	Subjects for discussion and referential materials

1st Subject for discussion:

Matters concerning approval of proposed appropriations of unappropriated retained earnings for the 113th period. Proposed appropriations of unappropriated retaind earnings are shown on page 18.

With regard to dividends, we would like to propose the year-end dividends of ¥3.00 per share, the same as the previous year, making the aggregate amount of dividends per year of ¥6.00 per share including the interim dividends already paid.

2nd Subject for discussion:

Summary of Proposal

Matters concerning purchases of treasury stock.

In order to execute the capital policy in a timely manner, it is proposed to purchase treasury stock, within the limits of 50 million shares and ¥20 billion, by next Ordinary General Meeting of Shareholders, pursuant to the Article 210 of the Japanese Commercial Code.

3rd Subject for discussion:

Matters concerning Partial Amendment to the Articles of Incorporation

Summary of Proposal and Reasons for Amendment

(1) Amendments to the object of the Company

In order to prepare for the diversification of the business of the Company into new business field, it is proposed to make an addition to the object of the Company and amend the item numbers.

(2) Amendments to comply with the revisions of the Commercial Code

These amendments are required to comply with the “Law Concerning Partial Amendment to the Law with Regard to the Commercial Code and Special Treatment of the Commercial Code in Relation to Audit, etc. of Kabushiki Kaisha (Limited Liability Stock Corporation)” (Law No. 149, 2001) which was implemented on May 1, 2002 to extend the term of office of Corporate Auditors from three (3) years to four (4) years. These amendments also address the “Law Concerning Partial Amendment to the Commercial Code, etc.” (Law No. 44, 2002) coming into effect April 1, 2003, thereby a provision was added to these Articles of Incorporation to increase the number of less than one share unit shares from the perspective of shareholder satisfaction and to introduce nullification system of share certificate. Furthermore, these amendments shall be included in these Articles of Incorporation so that a quorum for a shareholders’ meeting shall be ensured to adopt a special resolution.

(3) Shortening the term of office of directors

The term of office of directors shall be shortened to adapt to drastic change of business circumstances and to pursue even more flexible management strategy.

The details of the amendment are as follows:	(Changes are indicated by underline)

Present Article	Proposed Amendment
Article 2 (Object) The object of the Company shall be to engage in the following business:	Article 2 (Object) The object of the Company shall be to engage in the following business:

1. – 20. (Description omitted)	1. – 20. (No change)

(Newly added) (Newly added) 21. Any consulting business relating to each of the foregoing items; and 22. Any other business ancillary to or relating to any of the foregoing items.

21.    Accounting and payroll administration services

22.    Copying, printing and bookbinding businesses

23.    Any consulting business relating to each of the foregoing items; and

24     Any other business ancillary to or relating to any of the foregoing items.

Present Article	Proposed Amendment
(Newly added)	Article 7 (Make-up Purchase of Less Than One Share Unit Shares)

Any shareholder who has less than one share unit [tangen, in Japanese language] of shares of the Company (including beneficial shareholders; hereinafter the same interpretation being applicable) is entitled to request the Company to sell to the shareholder such an amount of shares which would make the total of the shares sold and the less than one share unit [tangen, in Japanese language] shares owned by the shareholder an integral one share unit

[tangen, in Japanese language] shares of the Company, in accordance with the Share Handling Regulations.

Article 7 (Record Date)	Article 8 (Record Date)

(1)    The Company shall deem the shareholders (including beneficial shareholders; hereinafter the same interpretation being applicable) who have the voting right and whose names are registered or recorded in the register of shareholders (including register of beneficial shareholders; hereinafter the same interpretation being applicable) at the close of March 31 each year to be the shareholders entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders for the closing of accounts concerned.

The Company shall deem the shareholders who have the voting right and whose names are registered or recorded in the register of shareholders at the close of March 31 each year to be the shareholders entitled to exercise shareholders’ right at the ordinary general meeting of shareholders for the closing of accounts concerned.

Article 8 (Transfer Agent)	Article 9 (Transfer Agent)
(1) The Company shall have a transfer agent for the shares of the Company.	(1) The Company shall have a transfer agent for the shares of the Company.

(2) The transfer agent and its handling office shall be designated by resolution of the Board of Directors and a public notice shall be given with regard thereto.	(2) The transfer agent and its handling office shall be designated by resolution of the Board of Directors and a public notice shall be given with regard thereto.

(3)    The register of shareholders of the Company shall be kept at the handling office of the transfer agent and all the business relating to shares, such as registration of transfers of shares and purchase of less than one share unit shares, etc., shall be handled by the transfer agent and the Company itself shall not handle any such business.

(3)    The register of shareholders and the register of lost stock certificates of the Company shall be kept at the handing office of the transfer agent and all the business relating to shares, such as registration of transfers of shares, purchase of and request for make-up purchase relating to less than one share unit shares, etc. shall be handled by the transfer agent and the Company itself shall not handle any such business.

Article 9     (Share Handling Regulations)

In addition to those provided in these Articles of Incorporation, registration of transfers of shares, purchase of less than one share unit shares and any other business relating to the shares of the Company shall be in accordance with the Share Handling Regulations adopted by the Board of Directors.

Article 10  (Share Handling Regulations)

In addition to those provided in these Articles of Incorporation, registration of transfers of shares, purchase of and request for make-up purchase relating to less than one share unit shares and any other business relating to the shares of the Company shall be in accordance with the Share Handling Regulations adopted by the Board of Directors.

Present Article	Proposed Amendment
Article 10 (Convocation of General Meeting of Shareholders)	Article 11 (Convocation of General Meeting of Shareholders)

(Description omitted)	(No change)

Article 11 (Chairman of General Meeting of Shareholders)	Article 12 (Chairman of General Meeting of Shareholders)

(Description omitted)	(No change)

Article12 (Method of Adopting Ordinary Resolution of General Meeting of Shareholders)	Article 13 (Method of Adopting Resolution of General Meeting of Shareholders)

Unless otherwise provided by law or ordinance or these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of shareholders present.

(1)    Unless otherwise provided by law or ordinance or these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of shareholders present.

(2)    A special resolution provided for in Article 343 of the Commercial Code shall be adopted at a general meeting of shareholders where shareholders representing one-third (1/3) or more of the voting rights of all shareholders are present and by two-thirds (2/3) or more vote of voting rights represented by shareholders present.

Article 13 (Exercise of Voting Right by Proxy)	Article 14 (Exercise of Voting Right by Proxy)
(Description omitted)	(No change)

Article 15 (Number of Directors and Method of Election)	Article 16 (Number of Directors and Method of Election)
(Description omitted)	(No change)

Article 16 (Term of Office of Directors )	Article 17 (Term of Office of Directors )

The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held for the last closing of accounts within two (2) years from their assumption of office; provided, however, that the term of office of any Director who is elected to fill a vacancy shall be the remaining term of office of his predecessor.

The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held for the last closing of accounts within one (1) years from their assumption of office; provided, however, that the term of office of any Director who is elected to fill a vacancy shall be the remaining term of office of his predecessor.

Article 17 (Directors with Special Titles and Representative Directors)	Article 18 (Directors with Special Titles and Representative Directors)

(Description omitted)	(No change)

Article 21 (Number of Corporate Auditors and Method of Election)	Article 22 (Number of Corporate Auditors and Method of Election )

(Description omitted)	(No change)

Present Article	Proposed Amendment
Article 22 (Term of Office of Corporate Auditors)	Article 23 (Term of Office of Corporate Auditors)

The term of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held for the last closing of accounts within three (3) years from their assumption of office; provided, however, that the term of office of any Corporate Auditor who is elected to fill a vacancy shall be the remaining term of office of his predecessor.

The term of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held for the last closing of accounts within four (4) years from their assumption of office; provided, however, that the term of office of any Corporate Auditor who is elected to fill a vacancy shall be the remaining term of office of his predecessor.

Article 23 (Full-time Auditors)	Article 24 (Full-timeAuditors)
(Description omitted)	(No change)

Article 29 (Transfer Agent of Foreign Currency Debentures)	Article 30 (Transfer Agent of Foreign Currency Debentures)
(Description omitted)	(No change)

4th Subject for discussion:

Matters concerning election of 10 directors.

The terms of 11 directors, namely Messrs. Daisuke Hatakake, Tomomi Soh, Masakatsu Yamamoto, Okihiro Asada, Masatake Matsui, Yoshihiro Fujio, Moriya Hayashi, Koh Shimizu, Toshi Nakajima, Tadahiko Urabe and Masateru Yoshikawa will expire at the conclusion of this Ordinary General Meeting of Shareholders, and 3 directors, namely Messrs. Takeshi Oka, Tatsuo Arata and Yoji Okihara will resign from their posts at the conclusion of this Ordinary General Meeting of Shareholders. Mr. Osamu Okamoto and Mr. Yoshikuni Dobashi resigned on March 31, 2003.Therefore, it is proposed to elect 10 directors.

The following persons are recommended as candidates for directors:

Candidate Number	Name (Birthday)	Number of Company Shares Owned	Brief Occupational History (including responsibilities in other companies)
1	Daisuke Hatakake (June 29, 1941)	27,000 par value Shares of the Company	April, 1964 June, 1997 December, 1998 June, 1999 June, 2000 August, 2000 June, 2001 June, 2002 April, 2003

Joined the Company

General Manager of Coordination Dept. of Farm & Industrial Machinery Consolidated Division

General Manager of Corporate Planning & Control Dept.

Director of the Company

In charge of Compliance Auditing Dept., Business Alliance Dept. (assistant) Corporate Information Systems Planning Dept.(assistant) General Manager of Corporate Planning & Control Dept.

In charge of PV Business Planning & Promotion Dept.

Managing Director of the Company, in charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

In charge of Corporate Information Systems Planning Dept. (assistant)

General Manager of Corporate Compliance Headquarters

President & Representative Director of the Company (through now)

2	Tomomi Soh (May 2, 1939)	31,000 par value Shares of the Company	April, 1962 June, 1993 January, 1996 October, 1996 June, 1998 April, 2000 June, 2000 October, 2001 July, 2002 April, 2003

Joined the Company

Director of the Company

General Manager of International Operations

Headquarters of Farm & Industrial Machinery

Consolidated Division

General Manager of Engine Division

Managing Director of the Company

In charge of Engine Division

Executive Managing Director of the Company

General Manager of Pipe & Fluid Systems Engineering Consolidated Division

In charge of Materials Division

General Manager of Industrial & Material Systems Consolidated Division (through now)

Executive Vice President and Representative Director of the Company, Tokyo Office (through now)

3	Yoshihiro Fujio (September 6, 1944)	14,000 par value Shares of the Company	April, 1967 February, 1995 April, 1998 December, 1998 June, 2000 June, 2000 June, 2001 June, 2002 October, 2002 April, 2003

Joined the Company

General Manager of Kyuhouji Plant

Ditto and General Manager of FA Engineering Dept.

General Manager of FA Sales Dept.

General Manager of Kyuhouji Plant

General Manager of Electronic Equipped Machinery Division

Director of the Company, in charge of Human Resources & Labor Relations Dept.

In charge of Personnel Dept, General Manager of Head Office (through now)

In charge of Environmental Protection and Health & Safety Promotion Dept

Managing Director of the Company, in charge of Secretary & Public Relations Dept and Health & Safety Planning & Promotion Dept. (through now)

4	Moriya Hayashi (May 7, 1944)	22,000 par value Shares of the Company	April, 1969 October, 1995 June, 1999 June, 2001 October, 2001 January, 2002 April, 2003

Joined the Company

General Manager of Export Dept. of Tractor Division

President of Kubota Tractor Corporation

Director of the Company

Deputy General Manager of Tractor Division

General Manager of International Operations Headquarters of Farm & Industrial Machinery Consolidated Division. (through now)

Managing Director of the Company, General Manager of Tractor Division. (through now)

5	Tadahiko Urabe (October 26, 1943)	23,643 par value Shares of the Company	April, 1966 February, 1996 April, 1999 October, 1999 June, 2000 June, 2001

Joined the Company

General Manager of Polyethylene Pipe Dept.

General Manager of Sales Dept. (Water Supply Market) of Plastic Pipe Division

General Manager of Planning Dept. of Plastic Pipe Division

General Manager of Plastic Pipe Division (through now)

Director of the Company (through now)

6	Masateru Yoshikawa (July 15, 1944)	29,000 par value Shares of the Company	April, 1967 July, 1994 June, 1997 June, 2000 June, 2001 June, 2001 June, 2003

Joined the Company

General Manager of Labor Relations Dept. of Mukogawa Plant

Deputy General Manager of Mukogawa Plant

General Manager of Funabashi Plant

Director of the Company (through now)

General Manager of Manufacturing Headquarters of Ductile Iron Pipe Division.

In charge of Environmental Protection Dept. (through now)

7	Junichi Maeda (May 23, 1945)	9,000 par value Shares of the Company	September, 1972 June, 2000 April, 2001 April, 2003

Joined the Company

General Manager of planning Dept. of Ductile Iron Pipe Division

Ditto and General Manager of Production Management Dept of Ductile Iron Pipe Division

General Manager of Ductile Iron Pipe Division (through now)

8	Yoshiharu Nishiguchi (January 29, 1947)	14,000 par value Shares of the Company	April, 1970 July, 1998 June, 2000 December, 2002	Joined the Company General Manager of Accounting Dept General Manager of Finance & Accounting Dept General Manager of Compliance Auditing Dept (through now)

9	Eisaku Shinohara (August 25, 1947)	14,000 par value Shares of the Company	April, 1974 April, 1998 June, 1999 June, 2000 October, 2001

Joined the Company

General Manager of Vehicle Technology Generalization Dept.

Ditto and deputy General Manager of Construction Machinery Division

General Manager of Construction Machinery Division and General Manager of Planning Dept of Construction Machinery Division

Deputy General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Vehicle Technology Generalization Dept (through now)

10	Nobuo Izawa (February 28, 1948)	7,000 par value Shares of the Company	April, 1971 April, 1998 June, 2001 April, 2002	Joined the Company General Manager of Sales Dept. I of Pumps Division General Manager of Pumps Division (through now) Ditto and General Manager of Planning Dept of Pumps Division

Note: None of the candidates have special interest in the Company.

5th Subject for discussion:

Matters concerning election of 3 corporate auditors.

As the terms of 4 corporate auditors, namely Messrs. Toshi Tanaka, Masamichi Nakahiro, Tohru Hirata and Sunao Kobayashi will expire at the conclusion of this Ordinary General Meeting of Shareholders, it is proposed to elect 3 corporate auditors.

This Subject for Discussion was made in accordance with the agreement of the Board of Corporate Auditors.

The following persons are recommended as candidates for corporate auditors:

	Name (Birthday)	Number of Company Shares Owned	Brief Occupational History (including responsibilities in other companies)
1	Masamichi Nakahiro (June 28, 1941)	13,000 par value Shares of the Company	April, 1941 June, 1991 June, 2000	Joined the Company General Manager of Planning Dept of Environmental Control Plant Consolidated Division Corporate Auditor of the Company (through now)

2	Susumu Sumikura (January 1, 1943)	25,270 par value Shares of the Company	April, 1942 December, 1998 June, 1999 April, 2002	Joined the Company General Manager of Planning Dept of Electronic Equipped machinery Division General Manager of Business Alliance Dept Corporate Planning & Control Dept (through now)

3	Teisuke Sono (May 10, 1934)	Zero par value Shares of the Company	April, 1963 April, 1973 October, 1994 August, 1996 April, 2001	Deputy of Judge Judge Chief Justice of Kobe Family Court Judge of Osaka High Court The professor of International Buddhist University (through now)

Note: 1.  None of the candidates have special interest in the Company.

2.	Mr.Teisuke Sono is the outoside corporate auditor as provide for in Paragraph 1, Article 18 of the “Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabusiki-kaisha)” of Japan.

6th Subject for discussion:

Matters concerning payment of retirement allowances to the retiring directors and the corporate auditors. Directors, Mr. Osamu Okamoto and Mr. Yoshikuni Dobashi resigned on March 31, 2003.

Directors, namely Messrs. Masakatsu Yamamoto, Okihiro Asada, Masatake Matsui, Koh Shimizu, Toshi Nakajima and 3 corporate auditors, namely Messrs. Toshi Tanaka, Tohru Hirata and Sunao Kobayashi expire at the conclusion of this Ordinary General Meeting of Shareholders, will retire from their post at the conclusion of this Ordinary General Meeting of Shareholders, when their terms of office will expire. Directors, namely Messrs. Takeshi Oka, Tatsuo Arata and Yoji Okihara will resign from their post at the conclusion of this Ordinary General Meeting of Shareholders.

It is proposed that retirement allowances be paid to them for their meritorious services rendered to the Company during their terms of office and the amount be within a reasonable amount with due consideration of the Company’s standard and precedent.

It is proposed that definite amount date and method of payment of such allowances for the directors be left to the discretion of the Board of Directors and for the corporate auditors be left to the discretion of the corporate auditors.

The brief occupational history of the retiring directors and the corporate auditors are as follows:

Name	Brief Occupational History
Osamu Okamoto	June, 1988 June, 1990 June, 1992 June, 1998 April, 1999

Director of the Company

Managing Director of the Company

Executive Managing Director of the Company

Executive Vice president and Representative Director of the Company

Chairman and Representative Director of the company

Yoshikuni Dobashi	June, 1989 June, 1991 June, 1993 April, 1999	Director of the Company Managing Director of the Company Executive Managing Director of the Company President and Representative Director of the Company

Takeshi Oka	June, 1992 June, 1995 June, 2000 April, 1999	Director of the Company Managing Director of the Company Executive Managing Director of the Company Chairman and Representative Director of the company

Tatsuo Arata	June, 1996 June, 2000	Director of the Company Managing Director of the Company

Masakatsu Yamamoto	June, 1997	Director of the Company
	June, 2000	Managing Director of the Company

Okihiro Asada	June, 1997 June, 2000	Director of the Company Managing Director of the Company

Yoji Okihara	June, 1998 June, 2001	Director of the Company Managing Director of the Company

Masatake Matsui	June, 1999 June, 2002	Director of the Company Managing Director of the Company

Koh Shimizu	June, 1999	Director of the Company

Toshi Nakajima	June, 1999	Director of the Company

Toshi Tanaka	June, 2000	Corporate Auditor of the Company

Tohru Hirata	June, 1990	Corporate Auditor of the Company

Sunao Kobayashi	June, 1994	Corporate Auditor of the Company

Editor’s notes.

1.	The financial statements included in this Notice of the Shareholders’ Meeting are prepared in accordance with accounting principles (and practices) generally accepted in Japan and include the accounts of the parent company only.

2.	All amounts shown in this Notice of the Shareholders’ Meeting have been rounded down.

June 26, 2003

To: Shareholders

Daisuke Hatakake
President and Representative Director
KUBOTA Corporation
2-47, Shikitsuhigashi 1-chome
Naniwa-ku, Osaka, Japan

Resolution of the Ordinary General Meeting of Shareholders

We take pleasure in informing you that the followings were duly reported and resolved at the 113th Ordinary General Meeting of Shareholders held on June 26, 2003. Each matter is as follows:

Matters reported

Balance sheets as of March 31, 2003 and the statement of income and the business report for the 113th period (from April 1, 2002 to March 31, 2003).

Contents of these documents were duly reported.

Matters resolved

1st Subject for discussion:

Matters concerning approval of proposed appropriations of unappropriated retained earnings for the 113th period.

The above proposal was approved and passed as proposed. With regard to dividends for the period, the year-end dividends were ¥3.00 per share.

2nd Subject for discussion:

Matters concerning purchases of treasury stock.

The above proposal was approved and passed as proposed. The details of the purchases are as follows.

The limits of the number of shares to be purchased: 50 million shares

The limits of the amount of shares to be purchased: ¥20 billion

3rd Subject for discussion:

Matters concerning Partial Amendment to the Articles of Incorporation.

The above proposal was approved and passed as proposed.

The summary of the amendments are as follows.

1. Amendments to the object of the Company

2. Amendments to comply with the revisions of the Commercial Code

3. Shortening the term of office of directors

4th Subject for discussion:

Matters concerning election of 10 directors.

Six persons, namely Messrs. Daisuke Hatakake, Tomomi Soh, Yoshihiro Fujio, Moriya Hayashi, Tadahiko Urabe and Masateru Yoshikawa were re-elected, and four persons, namely Messrs.Junichi Maeda, Yoshiharu Nishiguchi, Eisaku Shinohara and Nobuo Izawa were newly elected. All these elected assumed their offices respectively.

5th Subject for discussion:

Matters concerning election of three corporate auditors.

One person, namely Mr. Masamichi Nakahiro was re-elected, and two persons, Mr. Susumu Sumikura and Mr. Teisuke Sono were newly elected. All these elected assumed their offices respectively. Mr. Teisuke Sono is the outside corporate auditor as provided for in Paragraph1, Article 18 of the “Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabusiki-kaisha)” of Japan.

6th Subject for discussion:

Matters concerning payment of retirement allowances to the retiring directors and the retiring corporate auditors.

It was approved that retirement allowances be paid to the retiring directors, namely Messrs. Osamu Okamoto, Yoshikuni Dobashi, Takeshi Oka, Tatsuo Arata, Masakatsu Yamamoto, Okihiro Asada, Yoji Okihara, Masatake Matsui, Koh Shimizu, Toshi Nakajima and to the retiring corporate auditors, namely Messrs. Toshi Tanaka, Tohru Hirata and Sunao Kobayashi. It was approved that the amount of such allowances be within a reasonable amount with due consideration of the Company’s standard and precedent. It was approved that definite amount, date and method of payment of such allowances for the retiring directors be determined atthe discretion of the Board of Directors and for the retiring corporate auditors be determined at the conference of the corporate auditors.

Board of Directors and Corporate Auditors (as of June 26, 2003)
Daisuke Hatakake	President and Representative Director

Tomomi Soh	Executive Vice President and Representative Director

Mikio Kinoshita	Executive Vice President and Representative Director

Tsuyoshi Hayashi	Executive Managing Director

Tadahiko Kinoshita	Executive Managing Director

Akio Nishino	Managing Director

Masaru Ishiguro	Managing Director

Akira Seike	Managing Director

Toshiyuki Yotsumoto	Managing Director

Yoshihiro Fujio	Managing Director

Moriya Hayashi	Managing Director

Tadahiko Urabe	Director

Masateru Yoshikawa	Director

Toshihiro Fukuda	Director

Yasuo Masumoto	Director

Junichi Maeda	Director

Yoshiharu Nishiguchi	Director

Eisaku Shinohara	Director

Nobuo Izawa	Director

Masayoshi Fujita	Corporate Auditor

Masamichi Nakahiro	Corporate Auditor

Susumu Sumikura	Corporate Auditor

Teisuke Sono	Corporate Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: July 15, 2003	By:	/s/ Shigeru Kimura
		Name:	Shigeru Kimura
		Title:	General Manager
Finance & Accounting Department